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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 2)

                          Fibreboard Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, $.01 par value                    315712109
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                             Stephen E. Jacobs
                          Weil, Gotshal & Manges
                    767 Fifth Ave., New York, NY  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              April 12, 1994
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                            (Page 1 of 7 Pages)
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 CUSIP No. 315712109                     13D            Page  of 7


     1     NAME OF REPORTING PERSON:    CRP 3800 Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC, OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
     6     CITIZENSHIP OR PLACE OF      Minnesota
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       300,900
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  300,900
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       300,900
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.2

    14     TYPE OF REPORTING PERSON:    CO
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               This amends and supplements the Statement on Schedule 13-D originally filed with the Securities and Exchange Commission (the "SEC") on December 20, 1993 and amended on March 16, 1994 (together, the "Original Schedule 13-D"), by CRP 3800 Inc., a Minnesota corporation (the "Purchaser"), with respect to its ownership of shares of common stock, par value $.01 per share (the "Shares"), of Fiberboard Corporation, a Delaware corporation (the "Company").

               Unless otherwise indicated, the information set forth in the Original Schedule 13-D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Original Schedule 13-D.

     Item 4.   Purpose of Transaction.
               ----------------------

               On April 12, 1994, Mr. Pohlad, on behalf of an entity to be organized by himself, members of the Pohlad family and entities controlled by them (the "Acquisition Entity"), sent a letter to the Company's Board of Directors (the "Second Proposal Letter") in which it reaffirmed its intention to pursue a potential merger or other business combination transaction between the Company and the Acquisition Entity, as originally indicated to the Company's Board of Directors by letter dated March 11, 1994. The Second Proposal Letter informed the Board of Directors that the Acquisition Entity had increased the offer from $42.50 per Share in cash to $45.00 per Share in cash.













































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     Consummation of the proposed merger or business combination transaction (the "Proposal") would be subject to, among other things, the satisfactory conclusion of a due diligence investigation of the Company. A copy of the Second Proposal Letter is attached hereto as
     Exhibit 1, and the foregoing disclosure is qualified in its entirety by reference to the terms and conditions of the Second Proposal Letter, which terms and conditions are incorporated herein by reference.

               Although Mr. Pohlad is the President and sole director of the Purchaser and the beneficial owner of 32% of the capital stock of the Purchaser and members of his family own an additional 18% of the Purchaser's capital stock, the Proposal is being made on behalf of the Acquisition Entity and not on behalf of the Purchaser.

               Except as set forth above, neither the Purchaser nor the members of the Acquisition Entity has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13-D.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following Exhibits are filed herewith:

               1. Second Proposal Letter, dated April 12, 1994, from Mr. Pohlad addressed to the Board of Directors of the Company.




















































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                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

     Dated:  April 13, 1994

                                   CRP 3800 Inc.



                                   By:  /s/ Carl R. Pohlad
                                      -------------------------------------
                                        Carl R. Pohlad
                                        President






















































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                              EXHIBIT INDEX

INDEX NO.                  DESCRIPTION
- --------                   -----------

  1.         Second Proposal Letter, dated April 12, 1994, from Mr.
             Pohlad addressed to the Board of Directors of the Company.